Exhibit 99.2

FOR RELEASE AT 2:30 A.M., NEW YORK CITY TIME, TUESDAY, JUNE 13, 2006

Bayer AG Announces It May Purchase Schering
Shares in Open Market or Privately Negotiated
Transactions at Prices Above Offer Price

•                  Dritte BV GmbH, a subsidiary of Bayer AG, may continue to purchase Schering shares in open market or privately negotiated transactions

•                  If Schering shares are purchased in such transactions at prices above EUR 86.00, as required by German law, Dritte BV GmbH will pay the highest such purchase price for all Schering shares tendered and accepted for purchase in the Schering tender offer, subject to satisfaction of the conditions to the offer, including the minimum acceptance threshold

Leverkusen — Bayer Aktiengesellschaft (“Bayer AG”) announced today that Dritte BV GmbH (the “Bidder”) had purchased an additional 530,417 bearer shares with no par value (the “Shares”) of Schering Aktiengesellschaft (“Schering”) at EUR 86.00 per Share on Monday, June 12, 2006 in open market or privately negotiated transactions and may continue to purchase Shares in such transactions.  As of 15:00 hours Frankfurt time / 9:00 a.m. New York City time on June 12, 2006, the Bidder held 45,321,928 Shares (23.36% of the nominal capital and voting rights of Schering).

Bayer AG, the Bidder or persons acting on their behalf may acquire Shares (but not American Depositary Shares (“ADSs”) of Schering) in open market or privately negotiated transactions outside the United States. If any such purchases are made at prices above the tender offer price of EUR 86.00 per Share then, by operation of German law, the Bidder will automatically be obligated to pay the highest such price for all Shares it acquires in the tender offer, including all Shares represented by ADSs.  Whether or not the offer price is increased by reason of such purchases, the Offer will expire on June 14, 2006 at 24:00 hours Frankfurt time / 6:00 p.m. New York City time.  No assurance can be made that any purchases will be made or, if such purchases are made, as to the prices thereof.

If the Bidder, Bayer AG or any person acting on their behalf acquires any Shares outside the Offer in open market or privately negotiated transactions (whether at, above or below EUR 86.00 per Share), Bayer AG will disclose the number of Shares acquired, the highest price paid per Share and, if applicable, the increased offer price in the United States at approximately the same time such disclosure is made in Germany in accordance with German law.  Among other things, information regarding such purchases will be published in the Börsen-Zeitung each morning in accordance with German law and posted on Bayer AG’s website at http://www.bayer.com.  Such information will also be disclosed by press release in the United States prior to the opening of the New York Stock Exchange on any given day and an amendment to Schedule TO will be filed with the Securities and Exchange Commission.

A copy of the notification published by Bayer AG in the Börsen-Zeitung on June 13, 2006 is attached hereto as Annex I.

The Offer remains subject to a number of conditions, including the minimum acceptance threshold, that must be satisfied at the end of the acceptance period.  By operation of German law, the acceptance period for the Offer expires on June 14, 2006 at 24:00 hours Frankfurt time / 6:00 p.m. New York City time.  Under German law, the acceptance period for the Offer cannot be extended by Bayer AG or the Bidder.

Additional information and the official offer document are available on the Internet at www.bayer.com.

Leverkusen,          June 13, 2006

ha                           (2006-0305-E)

Contact:

Christian Hartel, phone +49 214 30 47686

Email: christian.hartel.ch@bayer-ag.de

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ANNEX I

Dritte BV GmbH

Kaiser-Wilhelm-Allee 1, D-51373 Leverkusen,

Federal Republic of Germany

Announcement according to Section 23 (1) Sentence 1 No. 1 of the German Securities Acquisition and Takeover Act (WpÜG) regarding the voluntary public takeover offer to the shareholders of

Schering Aktiengesellschaft

- ISIN DE0007172009 / WKN 717200 -

- ISIN US8065852043 / CUSIP 806585204 -

On April 13, 2006, Dritte BV GmbH has published the offer document for the voluntary public takeover offer of Dritte BV GmbH to the shareholders of Schering Aktiengesellschaft, Müllerstraße 178, 13353 Berlin, Federal Republic of Germany, for the acquisition of all bearer shares with no par value, including all bearer shares with no par value represented by American Depositary Shares (ADSs). After the offer having been amended, the acceptance period now ends on June 14, 2006, 24:00 hours local time Frankfurt am Main, Federal Republic of Germany, resp. June 14, 2006, 6:00 p.m. local time New York, U.S.A.

As of June 12, 2006, 3:00 p.m. local time Frankfurt am Main, Federal Republic of Germany, resp. June 12, 2006, 9:00 a.m. local time New York, U.S.A. (“effective date”), Dritte BV GmbH held 45,321,928 shares in Schering Aktiengesellschaft (23.36% of the nominal capital and the voting rights). As of the effective date, the takeover offer has been accepted for 71,360,044 shares in Schering Aktiengesellschaft. This amounts to 36.78% of the nominal capital and the voting rights in Schering Aktiengesellschaft.

The total number of shares in Schering Aktiengesellschaft for which the takeover offer has been accepted as of the effective date and shares in Schering Aktiengesellschaft held by Dritte BV GmbH and persons acting in concert with it as defined in Section 2 (5) of the WpÜG and their subsidiaries as of the effective date therefore amounts to:

Number of shares	Share of the nominal capital	Share of voting rights
116,681,972	60.15%	60.15%

Dritte BV GmbH and persons acting in concert with it as defined in Section 2 (5) of the WpÜG and their subsidiaries neither directly nor indirectly hold further shares in Schering Aktiengesellschaft as of the effective date. Further rights to vote are not assigned to them either.

Acquisitions outside of the offer

according to Section 23 (2) of the WpÜG

On June 12, 2006, prior to the effective date, Dritte BV GmbH directly acquired outside of the offer 530,417 shares in Schering Aktiengesellschaft (0.27% of the nominal capital and the voting rights) at a price of EUR 86.00 in cash.

Leverkusen, June 13, 2006

Dritte BV GmbH

The Management

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Important Information:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The offer has been made by Dritte BV GmbH, a wholly-owned subsidiary of Bayer AG, for all bearer shares with no par value of Schering AG (including all bearer shares with no par value represented by American depository shares). The terms and conditions of the offer, including any possible extension of the acceptance period in case of a competing offer by a third party, have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.com.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

The distribution of this announcement and the offer and sale of the securities described in this announcement in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions. This announcement may not be taken, distributed or transmitted, directly or indirectly, in any form in or into Italy, Canada or Japan.

This communication is directed only at persons who (i) are outside Italy, the United Kingdom, Canada or Japan or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49 (2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement is not an offer of securities for sale in Germany and is not a listing prospectus according to the German Securities Prospectus Act (Wertpapierprospektgesetz) as amended, the Commission Regulation (EC) No 809/2004 of 29 April 2004 as amended, or any other laws applicable in Germany governing the issue, offering and sale of securities. Any investment decisions or advices for investment decisions should only be made or given based on a prospectus which also includes a section on risk factors.